
Mail Stop 4561

May 18, 2017

Alex Rodriguez
Chief Executive Officer
The Chron Organization, Inc.
5851 Legacy Circle, Suite 600,
Plano TX, 75024

>   **Re: The Chron Organization, Inc. (formerly South American Properties, Inc.)**
>   **Form 10-12G**
>   **Filed April 21, 2017**
>   **File No. 000-55771**

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business

Business Overview, page 4

1.   Your business overview describes the business in which you currently "are engaged" and describes the services you "provide" and "offer." It also indicates that you currently "have a significant advantage over [y]our competitors. We note, however, that you have generated nominal revenues through the date of the financial statements provided, and you disclose that your subsidiary Zen Technologies is in the "soft launch" phase. Accordingly, please revise as necessary here and throughout the filing to ensure that your disclosure distinguishes between your existing business and your business plans, and that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. Any discussion of your business plans should be balanced with disclosure that your business may not develop as anticipated in the event you are unable to execute on your plan.

2.   We note that your Zero Cost Program provides credit to customers and that you are currently seeking credit approval from some of your customers. To the extent material, please describe your policies and procedures for evaluating the creditworthiness of your customers, your underwriting standards, and the terms of the credit agreements.

3.   We note the disclosure that you have partnered with one of the largest suppliers of equipment and services in the hotel industry. To the extent material, please provide a brief summary of the terms of that partnership arrangement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operations, page 12

4.   Please consider revising this section to provide a better overview of your operations, including any known material trends, events, and uncertainties related to your results of operations. Refer to Item 303(a)(3) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 15

5.   Footnote 2 to your beneficial ownership table indicates that your Class B Common Stock is entitled to 100 votes per share. However, we note that your articles of incorporation have been amended to provide 200 votes per share for Class B Common Stock. Please reconcile or advise.

Signatures, page 27

6.   We note that the signatures of the captioned officers are not provided. Please ensure that your next amendment is signed by at least one officer authorized to sign on behalf of the company. Refer to the Signatures section of Form 10.

General

7.   Please update the financial statements and related disclosures provided in the registration statement as required by Rule 8-08 of Regulation S-X.

8.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will become subject to the reporting requirements under Section 13(a) of the Securities Exchange Act. We will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the automatic effectiveness date, you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3483 with any other questions.

Sincerely,

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Lazarus Rothstein, Esq.
        Legal & Compliance, LLC